
05043778

CM 8/9


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C. 209 SECTION

SECURI... N

Washington, D.C. ...

BB 7/24

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 31508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Street
(No. and Street)

Feasterville	PA	19053-7817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mock (215) 322-7670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – *if individual, state last, first, middle name*)

1427 Chew Street	Allentown	PA	18102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

8/9/05

OATH OR AFFIRMATION

I, David Mock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Management Advisory, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Dorothy Lynn Steiner, Notary Public
Lower Southampton Twp., Bucks County
My Commission Expires Apr. 22, 2008

Member, Pennsylvania Association of Notaries

Signature

Pres.

Title

Dorothy Lynn Steiner 4/20/05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARENTERANDOLPH

The Power of Ideas

April 19, 2005

Mr. Edgar D. Mock
Money Management Advisory, Inc.
102 W. Street Road
Feasterville, PA 19053

Dear Dave:

This letter is in response to the recent communication from NASD, dated April 7, 2005, regarding the December 31, 2004 annual filing of audited financial statements of Money Management. Footnote number 3 of the submitted audited financial statements incorrectly stated that the Company utilizes the services of a clearing broker to execute securities transactions. The footnote should read as follows:

3. COMMISSIONS RECEIVABLE

The Company utilizes the services of mutual fund companies to execute securities transactions for the Company's customers. The Company is paid commissions by the mutual fund companies for all transactions executed on behalf of the Company's customers. The Company has commissions receivable from the mutual fund companies of $92,368.

Kimberly A. Cooper, Compliance Specialist, from NASD, has indicated that Note 10 incorrectly stated that the Company is exempt under Section (k)(1). Since you changed to Section (k)(2)(i) in the past, the Company is still registered under that Section. You should indicate Section (k)(2)(i) on your future Focus reports. Note 10 should read as follows:

10. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

This letter should be filed with the enclosed Form X-17A-5 Part III Facing Page to comply with the annual filing requirements for the December 31, 2004 filing.

Sincerely,



Ronald W. Rogozinski, CPA
Parente Randolph, LLC

RWR: wtc
Cc: Kimberly A. Cooper, Compliance Specialist, NASD
F:\Client2004\1006449\corres\SEC Footnote 3.doc


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